UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Neoforma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

640475 10 7

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

527 Madison Avenue, 8th Floor, New York, NY 10022

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 640475 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 1,110,083 shares of common stock 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,110,083 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,110,083 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.52%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 8 pages

CUSIP No. 640475 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 1,110,083 shares of common stock 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,110,083 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,110,083 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.52%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 8 pages

Item 1. Security and Issuer

This Schedule 13D relates to common stock, $0.001 par value per share (the “Common Stock”) of Neoforma, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 3061 Zanker Road, San Jose, California 95134, United States.

Item 2. Identity and Background

This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), and its general partner, QVT Financial GP LLC, a Delaware limited liability company. The principal executive offices of QVT Financial and QVT Financial GP LLC are located at 527 Madison Avenue, 8th Floor, New York, New York 10022. QVT Financial’s principal business is investment management and it acts as the investment manager for QVT Fund LP (the “Fund”). QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund and the Separate Account.

Daniel Gold, Lars Bader, Nicholas Brumm and Tracy Fu (the “Covered Persons”) are the managing members of QVT Financial GP LLC. The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person. Each of the Covered Persons is a citizen of the United States.

(d) and (e). During the last five years, none of QVT Financial, QVT Financial GP LLC, or any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock covered by this Schedule 13D were purchased by the Fund and the Separate Account between May 3, 2004 and January 18, 2005 for approximately $12.85 million. Prior thereto, the Covered Persons managed a proprietary account for Deutsche Bank AG, which held a portion of such shares of Common Stock. The source of funds for the purchases was cash available for investment held by the Fund and the Separate Account.

Item 4. Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. The reporting persons review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the reporting persons may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed, such securities, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of QVT Financial, the Fund, the Separate Account, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Certain of the Covered Persons, on behalf of QVT Financial, have had preliminary discussions with third parties who QVT Financial believes are not authorized to act on behalf of the Issuer or any of its significant shareholders, which may lead to consideration of transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D. In addition, as part of the ongoing evaluation of this investment and investment alternatives, the reporting persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for the Fund, which beneficially owns 913,831 shares of Common Stock. QVT Financial is also the investment manager for the Separate Account, which holds 196,252 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 1,110,083 shares of Common Stock, consisting of the shares owned by the Fund and the shares held in the Separate Account.

Page 4 of 8 pages

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. The Covered Persons, as managing members of QVT Financial GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial.

Each of QVT Financial, QVT Financial GP LLC and the Covered Persons disclaim beneficial ownership of the 913,831 shares of Common Stock owned by the Fund and the 196,252 shares of Common Stock held in the Separate Account.

(c) The reported share amounts for QVT Financial and QVT Financial GP LLC reflect amounts as of January 18, 2005. The Fund and Separate Account effected the following transactions in the Common Stock during the past 60 days:

•	The Fund purchased 7,207 shares of Common Stock, and the Separate Account purchased 1,698 shares of Common Stock in the open market on November 23, 2004 at a price of $7.01 per share.

•	The Fund purchased 8,335 shares of Common Stock, and the Separate Account purchased 1,965 shares of Common Stock in the open market on December 17, 2004 at a price of $7.82 per share.

•	The Fund purchased 4,930 shares of Common Stock, and the Separate Account purchased 1,162 shares of Common Stock in the open market on December 22, 2004 at a price of $7.82 per share.

•	The Fund purchased 5,208 shares of Common Stock in the open market on January 6, 2005 at a price of $7.02 per share.

•	The Fund purchased 4,046 shares of Common Stock, and the Separate Account purchased 954 shares of Common Stock in the open market on January 10, 2005 at a price of $6.99 per share.

•	The Fund purchased 140,110 shares of Common Stock in the open market on January 12, 2005 at a price of $7.69 per share.

•	The Fund purchased 19,919 shares of Common Stock, and the Separate Account purchased 4,697 shares of Common Stock in the open market on January 14, 2005 at a price of $9.60 per share.

•	The Fund purchased 8,092 shares of Common Stock, and the Separate Account purchased 1,908 shares of Common Stock in the open market on January 18, 2005 at a price of $9.73 per share.

Except for the information set forth herein, none of the reporting persons has effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

Page 5 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2005

QVT Financial LP

By QVT Financial GP LLC,
its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

Page 6 of 8 pages

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D/A (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

QVT FINANCIAL LP

By QVT Financial GP LLC,
its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

Page 7 of 8 Pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management

Lars Bader	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management

Nicholas Brumm	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management

Tracy Fu	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management

Page 8 of 8 pages